Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Innoviz Technologies Ltd. (the “Company”) will be held on September 13, 2022, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh HaAin 4809202, Israel.

The agenda of the Meeting shall be as follows:

1.
Re-election of each of Dan Falk and Ronit Maor, as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2025, and until their respective successors are duly elected and qualified; and

2.
Approval and ratification of the re-appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

You are entitled to vote at the meeting if you are a shareholder of record as of the close of business on August 8, 2022.   You are also entitled to vote at the meeting if you hold our ordinary shares through a bank, broker or other nominee that is one of our shareholders of record as of the close of business on August 8, 2022, or that appears in the participant listing of a securities depository on such date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on August 8, 2022, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so). Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

The Company’s Board of Directors recommends that you vote FOR each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, was August 8, 2022. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders will also be able to review the proxy statement at the “Investors” portion of our website, https://ir.innoviz.tech/ or at our principal executive offices at Innoviz Technologies Campus, 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh HaAin, 4809202, Israel, upon prior notice and during regular working hours (telephone number: +972-74-700-3699) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or at our registered office no later than 11:59 p.m. Eastern Time on September 12, 2022 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By the Order of the Board of Directors,

Amichai Steimberg
Chairman of the Board of Directors

- ii -

INNOVIZ TECHNOLOGIES LTD.

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C,
Nitzba 300, Rosh HaAin 4809202
 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON SEPTEMBER 13, 2022

This proxy statement is furnished to the holders of ordinary shares, of no par value (the “Shares”), of Innoviz Technologies Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at Innoviz Technologies Campus, 5 Uri Ariav Street, Bldg. C, Nitzba 300,  Rosh HaAin, 4809202, Israel on September 13, 2022, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Innoviz,” the “Company,” “we” or “our” refer to Innoviz Technologies Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders (each, a “Proposal”):

1.
Re-election of each of Dan Falk and Ronit Maor, as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2025, and until their respective successors are duly elected and qualified; and

2.
Approval and ratification of the re-appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, and to authorize the Company’s Board of Directors (the “Board”), upon recommendation of the Company’s Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on August 8, 2022 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of August 8, 2022, the Company had 135,489,409 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposal.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Quorum and Adjournment

Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

We currently intend to hold the Meeting in person. Depending on developments with respect to the COVID-19 pandemic, we may hold the Meeting virtually at the above date and time instead. In the event that we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”).

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our headquarters at Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh HaAin, POB 11359,  4809202, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 23:59 p.m. Eastern Time on September 12, 2022.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 8, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning August 9, 2022. Certain officers, directors, employees and agents of Innoviz, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

 Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://ir.innoviz.tech/ .  The contents of that website are not a part of this proxy statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2021, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and benefits(2)	Bonus	Equity-Based Compensation(3)	Total

Omer Keilaf (Chief Executive Officer)	$413,105	$0	$16,668,609	$17,081,714

Oren Rosenzweig (former Chief Business Officer)	$343,855	$0	$15,954,442	$16,298,297

Oren Buskila (Chief Research & Development Officer)	$343,710	$0	$15,954,442	$16,298,152

Eldar Cegla (Chief Financial Officer)	$289,203	$0	$2,850,053	$3,139,256

Avishay Moscovici (VP Software Engineering)	$250,350	$0	$1,003,632	$1,253,982

(1)	All Covered Executives were employed on a full time (100%) basis during 2021. Mr. Rosenzweig resigned from his position as Chief Business Officer in May 2022.

(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(3)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2021, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2021 as filed with the SEC on March 30, 2022. (the “Annual Report”)

DIVERSITY OF THE BOARD OF DIRECTORS

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of August 9, 2022)

Country of Principal Executive Offices	Israel

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	8

Part I: Gender Identity	Female	Male		Non-Binary	Did Not Disclose Gender
Directors	2	5		-	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
White			7
Hispanic or Latinx			-
LGBTQ+			-
Did Not Disclose Demographic Background			1

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, and (ii) all of our directors and executive officers as a group, as of August 8, 2022. Except as otherwise set forth below, the street address of the beneficial owners is c/o Innoviz Technologies Ltd., Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, POB 11359,  4809202, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Antara Capital LP (3)	14,724,666	10.3%
FIFTHDELTA Limited (4)	6,796,358	5.0%
All executive officers and directors as a group (10 persons) (5)	12,746,300	9.0%

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 135,489,409 ordinary shares outstanding as of August 8, 2022. Ordinary shares subject to options or warrants currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based on information reported on Schedule 13G/A filed with the SEC on February 8, 2022. Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 3,770,008 ordinary shares. Certain managed accounts for which Antara Capital LP (“Antara Capital”) serves as investment manager (the “Managed Accounts”) directly hold 3,000,000 ordinary shares. In addition, Antara Master Fund directly holds warrants to purchase 4,351,958 ordinary shares at an exercise price of $11.50 per share. In addition, Antara Master Fund directly holds listed options to purchase 3,602,700 ordinary shares (“Listed Options”). Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts. Antara Capital GP LLC (“Antara GP”) is the general partner of Antara Capital. Himanshu Gulati (“Mr. Gulati”) is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of Innoviz held directly by Antara Master Fund and the Managed Accounts. The business address of the foregoing persons is 55 Hudson Yards, 47th Floor, Suite C, New York, NY 10001.

(4)
Based on information reported on Schedule 13G filed with the SEC on June 27, 2022 by FIFTHDELTA Limited (the “Manager”) and FIFTHDELTA Master Fund Limited (the “Master Fund”). The Master Fund directly owns the 6,796,358 ordinary shares. The address of the principal business office of the Manager is 15 Sackville Street, 1st Floor, London W1S 3DJ, United Kingdom, and the address of the principal business office of the Master Fund is: c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(5)
Consists of (i) 6,676,800 ordinary shares directly or beneficially owned by the Company’s directors and executive officers and (ii) 6,069,500 ordinary shares constituting the cumulative aggregate number of ordinary shares underlying (1) options granted to the executive officers and directors which have vested, or will have vested as of October 7, 2022 and have not been exercised as of August 8, 2022, (2) RSUs which will have vested as of October 7, 2022, and (3) warrants to purchase ordinary shares at an exercise price of $11.50 per share.

PROPOSAL NO. 1

RE-ELECTION OF EACH OF DAN FALK AND RONIT MAOR AS CLASS II
DIRECTORS OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF
THE ANNUAL GENERAL MEETING OF THE COMPANY OF 2025

At the Meeting, shareholders will be asked to re-elect each of Dan Falk and Ronit Maor as Class II directors of the Company to hold office until the close of the annual general meeting of the Company of 2025, and until their respective successors are duly elected and qualified. The Board has determined that each of the director nominees, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently eight directors serving on the Board, two of whom are standing for re-election or election under this Proposal No. 1. Each of the Company’s directors, including the Class II directors standing for re-election, attended more than 75% of the meetings of the Board and its committees on which they served, held since the previous annual general meeting.

Set out below are details on the directors standing for re-election:

Dan Falk joined our Board upon the completion of our business combination in April 2021. Mr. Falk has served as a member of the board of directors of Nice Ltd. (Nasdaq: NICE), since 2001, and has served as a member of the board of directors of Evogene (Nasdaq: EVGN), since 2021. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. During the past five years, Mr. Falk served as a member of the board of directors of the following public companies, for which he no longer serves as a director: Ormat Technologies Inc. (NYSE: ORA), Attunity Ltd, Orbotech Ltd. and Advanced Vision Technology (AVT) Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University. We believe that Mr. Falk is qualified to serve on our Board based on his previous experience as a Chief Financial Officer and his experience as a member of the board of directors of publicly listed companies, including in the role of chairperson of such board of director’s audit committee.

Ronit Maor joined our Board upon the completion of our business combination in 2021. Since 2017, Ms. Maor has served as the Chief Financial Officer of Earnix Inc., a leading SaaS company providing an AI-driven pricing, rating and product personalization for insurance and banking customers. Prior to joining Earnix Inc., Ms. Maor was Chief Financial Officer at Pontis, a leading digital customer engagement company, from 2012 until its acquisition by Amdocs in 2016. Prior to her time at Pontis, Ms. Maor was VP Corporate Development at modu, an Israeli start-up designing unique cellular phones, from 2007 to 2011. Ms. Maor also served as Chief Financial Officer of msystems Ltd., a Nasdaq-listed company, from 1997 until the company was sold to SanDisk in 2006. Ms. Maor has a BSc in Industrial Engineering and Management from Tel Aviv University. We believe that Ms. Maor is qualified to serve on our Board based on her previous experience as a Chief Financial Officer of a publicly listed company and her experience and expertise in business development roles.

Each of the director nominees named above has certified to us that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on our other directors whose terms do not expire and are not required to stand for re-election at the Meeting, and for information on the compensation payable to our directors, please see our Annual Report.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to re-elect Dan Falk as a Class II director of the Company to hold office until the close of the annual general meeting of the Company of 2025, and until his respective successor is duly elected and qualified.

“FURTHER RESOLVED, to re-elect Ronit Maor as a Class II director of the Company to hold office until the close of the annual general meeting of the Company of 2025, and until her respective successor is duly elected and qualified.”

The Board recommends shareholders vote “FOR” the re-election of each of Mr. Falk and Ms. Maor as a Class II director for a term to expire at the close of the annual general meeting of the Company of 2025

PROPOSAL NO. 2

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT AND
COMPENSATION OF KOST FORER GABBAY & KASIERER, A MEMBER OF
ERNST & YOUNG GLOBAL, AS THE INDEPENDENT AUDITORS OF THE
COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT
ANNUAL GENERAL MEETING

Under the Companies Law and our articles of association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

 Following the recommendation by the Company’s Audit Committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2022 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Company’s Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services. Such auditors served as the Company’s auditors for fiscal year 2021 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report.

As set forth in Item 16C of our Annual Report, the following table sets out the total amount of services rendered to the Company by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	Year ended December 31, 2021	Year ended December 31, 2020
	(in thousands)
Audit fees (1)	$1,445	$500
Audit-related fees	--	--
Tax fees (2)	45	180
All other fees	--	--
Total	$1,490	$680

(1)
Audit fees for the years ended December 31, 2021, and 2020 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our business combination transaction.

(2)	Tax fees for the years ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.

The advance approval of the Company’s Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.  All services provided by the Company’s auditors are approved in advance by either the Company’s Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Company’s Audit Committee’s pre-approval policy.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2021 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report, including our 2021 audited consolidated financial statements, is available on our website at https://ir.innoviz.tech/.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent accounting firm, as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2022 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Company’s Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The Board recommends shareholders vote “FOR” Proposal No. 2

SHAREHOLDER PROPOSALS FOR 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the company’s proxy statement for our 2023 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh HaAin, POB 11359, 4809202, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of the Companies Law and the Company’s Articles of Association.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the 2022 Annual General Meeting of Shareholders (i.e., no later than June 15, 2023; provided that if the date of the 2023 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2022 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which the Company calls and provides notice of the 2023 annual general meeting of shareholders).

The Company currently expect that the agenda for the annual general meeting of shareholders to be held in 2023 will include (1) the election (or reelection) of Class III directors; (2) the ratification of the appointment (or reappointment) and compensation of our auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2022 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2023 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information required by the Company’s Articles of Association or otherwise reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2023 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Amichai Steimberg
Chairman of the Board of Directors

August 9, 2022